PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number: 3045	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

60,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

1.00% Merrill Lynch Note Linked to the Performance of Lowe’s Companies, Inc. common stock due June 30, 2015

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors seeking annual interest payments on their investment and who want to participate in the change in the price of Lowe’s Companies, Inc. (the “Underlying Company”) common stock (the “Deliverable Shares”) over the term of the Notes, subject to our right to call the Notes, as described in this pricing supplement.

•	100% principal protection on the maturity date or date of early redemption.

•	The Notes will bear interest at a rate of 1.00% per annum. Interest will be paid on the 30th day of June of each year.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: 59018YR78.

•	The settlement date for the Notes is expected to be June 30, 2008.

Payment on the Maturity Date:

•

If you have not previously elected to exchange your Notes and if the Notes have not been redeemed by us, for each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest.

Early Redemption at the Option of ML&Co.:

•

The Notes may be redeemed by us on any trading day during the period from and including June 20, 2011 to and including the seventh scheduled trading day immediately prior to the maturity date upon at least three trading days’ notice to the trustee. In the event we redeem the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount per unit plus any accrued and unpaid interest to but excluding the date of early redemption.

Exchange at the Option of the Holder:

•

You may elect to exchange your Notes by giving us notice on any trading day during the period from but excluding June 30, 2008 to and including the earlier of (i) the seventh scheduled trading day immediately prior to the maturity date or (ii) one trading day immediately prior to the date of early redemption. If you elect to exchange your Notes, for each $1,000 principal amount of Notes that you own, you will receive a number of Deliverable Shares equal to the exchange ratio.

•

The level of the Deliverable Shares must increase by at least 15% from the initial level in order for the value of the Deliverable Shares you receive per unit of Notes upon exchange to be at least equal to the $1,000 principal amount per unit. If you elect to exchange the Notes when the level of the Deliverable Shares is below the initial level or has not increased by at least 15%, the value of the Deliverable Shares you receive per unit of Notes will be less, and possibly significantly less, than the $1,000 principal amount per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$1,000.00	$60,000,000
Underwriting discount	$2.50	$150,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc. .	$997.50	$59,850,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is June 25, 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE DELIVERABLE SHARES	PS-22
UNITED STATES FEDERAL INCOME TAXATION	PS-23
ERISA CONSIDERATIONS	PS-28
USE OF PROCEEDS AND HEDGING	PS-29
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-29
EXPERTS	PS-29
INDEX OF CERTAIN DEFINED TERMS	PS-31

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 1.00% Merrill Lynch Note Linked to the Performance of Lowe’s Companies, Inc. common stock due June 30, 2015 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 30, 2015, unless exchanged by you or redeemed by us at an earlier date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

Unless earlier exchanged by you or redeemed by us, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

How does the early redemption feature work?

The Notes may be redeemed by us on any Trading Day during the period from and including June 20, 2011 to and including the Valuation Date (the day on which the early redemption occurs, if any, being the “Early Redemption Date”) by giving at least three Trading Days’ notice to the Trustee. In the event we redeem the Notes prior to the maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest to but excluding the Early Redemption Date.

The “Valuation Date” is the seventh scheduled Trading Day immediately prior to the maturity date of the Notes.

“Trading Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading as determined by the Calculation Agent (as defined herein).

For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption at the Option of ML&Co.” in this pricing supplement.

What will I receive if I elect to exchange the Notes?

You may require us to exchange your Notes by giving written notice (the “Notice of Exchange”) on any Trading Day during the period from but excluding June 30, 2008 to and including the earlier of (i) the Valuation Date and (ii) one Trading Day immediately prior to the Early Redemption Date. Unless the Notice of Exchange will have been given to the Trustee (as defined herein) by 3:00 p.m., New York City time on any Trading Day, such Notice of Exchange will be deemed to have been given on the following Trading Day. Any day on which you give proper Notice of Exchange requiring us to exchange your Notes early, or day on which such Notice of Exchange will be deemed to have been given, is referred to as the “Exchange Notice Date”.

Unless otherwise indicated in the Notice of Exchange provided to the Trustee, if you elect to exchange your Notes, for each $1,000 principal amount per unit of Notes that you own, we will deliver to you on the fifth Business Day (as defined herein) following the Exchange Notice Date (the “Exchange Date”) a number of Deliverable Shares equal to the Exchange Ratio (as defined herein). You may elect to receive cash in lieu of Deliverable Shares by indicating such election in the Notice of Exchange. If you elect to receive cash in exchange for your Notes, for each $1,000 principal amount of the Notes that you own, we will pay you on the Exchange Date a cash payment equal to the product of the Exchange Ratio and the Exchange Value (as defined herein). If you elect to exchange your Notes, you will only be entitled to receive interest that is accrued and unpaid interest for each full Interest Accrual Period (as defined herein) prior to the Exchange Notice Date.

Notwithstanding the foregoing, if you have not elected to receive cash in lieu of Deliverable Shares and the Calculation Agent determines that the Deliverable Shares cannot be delivered, whether due to the occurrence of a Market Disruption Event or the Calculation Agent determines that delivery is otherwise impracticable, then we will discharge our obligations in respect of the Notes by payment of a cash settlement based on a valuation of the Deliverable Shares as determined by the Calculation Agent on a commercially reasonable basis.

The “Exchange Ratio” is equal to 37.6359 Deliverable Shares, subject to adjustment, as more fully described under the section “Description of the Notes—Exchange Ratio Adjustments”. The level of the Deliverable Shares must increase by at least 15% from the Initial Level (as defined herein) in order for the value of the Deliverable Shares you receive per unit of Notes on the Exchange Date to be at least equal to the $1,000 principal amount per unit. If you elect to exchange the Notes when the level of the Deliverable Shares is below the Initial Level or has not increased by at least 15%, the value of the Deliverable Shares you receive per unit of Notes on the Exchange Date will be less, and possibly significantly less, than the $1,000 principal amount per unit.

The “Initial Level” is equal to $23.1047 per Deliverable Share, the Closing Market Price of the Deliverable Shares on June 19, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

“Exchange Value” means the Closing Market Price (as defined herein) of one share of the Deliverable Shares, as determined on the Exchange Notice Date.

A “Business Day” is any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Will I receive interest payments on the Notes?

The Notes will bear interest at a rate of 1.00% per annum. Interest will be paid on the Notes on the 30th day of June of each year and on the maturity date (each an “Interest Payment Date”). Interest will accrue on the Notes from and including the 19th day of June of each year (each an “Interest Accrual Date”), beginning June 19, 2008 (in the case of the first Interest Accrual Date), to but excluding the next succeeding Interest Accrual Date (each such period being an “Interest Accrual Period”). No interest will accrue on the Notes from and including June 19, 2015 to the maturity date. In the event we redeem the Notes, interest will accrue from and including the immediately preceding Interest Accrual Date to but excluding the Early Redemption Date. However, if you elect to exchange your Notes, you will only be entitled to receive interest that is accrued and unpaid for each full Interest Accrual Period prior to the Exchange Notice Date.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

Examples:

Set forth below are four examples of Deliverable Share value calculations upon exchange of your Notes.

Example 1—The hypothetical Closing Market Price of the Deliverable Shares is less than the Initial Level on the Exchange Date:

Initial Level: $23.1047

Hypothetical Closing Market Price: $20.00

Exchange Ratio: 37.6359

Value of Deliverable Shares: $20.00 × 37.6359 = $752.72

Example 2—The hypothetical Closing Market Price is 10% greater than the Initial Level on the Exchange Date:

Initial Level: $23.1047

Hypothetical Closing Market Price: $25.4152

Exchange Ratio: 37.6359

Value of Deliverable Shares: $25.4152 × 37.6359 = $956.52

Example 3—The hypothetical Closing Market Price is 15% greater than the Initial Level on the Exchange Date:

Initial Level: $23.1047

Hypothetical Closing Market Price: $26.5704

Exchange Ratio: 37.6359

Value of Deliverable Shares: $26.5704 × 37.6359 = $1,000.00

Example 4—The hypothetical Closing Market Price is 20% greater than the Initial Level on the Exchange Date:

Initial Level: $23.1047

Hypothetical Closing Market Price: $27.7256

Exchange Ratio: 37.6359

Value of Deliverable Shares: $27.7256 × 37.6359 = $1,043.48

How have the Deliverable Shares performed historically?

We have included a table showing the daily high and low closing prices for the calendar quarters from January 2003 through the Pricing Date, in the section entitled “The Deliverable Shares”. We have provided this historical information to help you evaluate the behavior of the Deliverable Shares in various economic environments; however, past behavior of the Deliverable Shares is not necessarily indicative of how the Deliverable Shares will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal 5.821% per annum, compounded semiannually. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date, Exchange Date or Early Redemption Date, as applicable.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the Deliverable Shares. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Further, the price at which you could sell the Notes is also expected to be affected by our option to redeem all of the Notes, which would effectively limit any returns a purchaser would otherwise realize in the absence of such provision. Depending on the impact of these factors, you could receive less, and possibly significantly less than the $1,000 principal amount per unit of your Notes if sold before the maturity date.

In a situation where there had been no movement in the Deliverable Shares and no changes in the market conditions or any other relevant factors from those existing on the Pricing Date, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

If you do not elect to exchange your Notes, on the maturity date you will receive only the $1,000 principal amount per unit plus accrued and unpaid interest

Assuming we do not elect to redeem the Notes, if you do not exchange your Notes on or before the Valuation Date, on the maturity date you will only receive the $1,000 principal amount per unit plus accrued and unpaid interest. Additionally, the level of the Deliverable Shares must increase by at least 15% from the Initial Level in order for the value of the Deliverable Shares you receive upon exchange to be at least equal to the $1,000 principal amount per unit. If you elect to exchange the Notes when the level of the Deliverable Shares is below the Initial Level or has not increased by at least 15%, the value of the Deliverable Shares you receive on the Exchange Date will be less, and possibly significantly less, than the $1,000 principal amount per unit.

The Notes are subject to early redemption

We may redeem all, but not less than all, of the Notes on any Trading Day during the period from and including June 20, 2011 to and including the Valuation Date upon at least three Trading Days’ notice to the Trustee. Your Notes are less likely to become subject to early redemption during periods when the value of the Deliverable Shares is less than the $1,000 principal amount per unit. Your Notes are more likely to become subject to early redemption during periods when the value of the Deliverable Shares exceeds the $1,000 principal amount per unit.

In the event that we redeem the Notes, you will receive only the $1,000 principal amount per unit for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. Additionally, on and after the Early Redemption Date, you will not have the right to elect to exchange your Notes for the Deliverable Shares. In the case of an early redemption, you may receive an amount that is less than the amount to which you would otherwise have been entitled had you been able to hold the Notes until the maturity date, or an amount that is less than the value of the Deliverable Shares or cash that you would have received had you been able to exchange your Notes after the Early Redemption Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return may be limited and will not be identical to the return of owning the Deliverable Shares

The opportunity to participate in the possible increases in the price of the Deliverable Shares through an investment in the Notes may be limited because the amount you receive if you do not elect to exchange your Notes or if we redeem the Notes will be only the $1,000 principal amount per unit for each $1,000 principal amount of your Notes plus any accrued and unpaid interest.

In addition, your return on the Notes will not reflect the return you would realize if you actually owned the Deliverable Shares and received the dividends, if any, paid on the Deliverable Shares. You will not be entitled to receive dividends, if any, paid on the Deliverable Shares unless and until you elect to exchange your Notes for the Deliverable Shares and you actually hold the Deliverable Shares on the applicable record date for the payment of a dividend.

You must rely on your own evaluation of the merits of an investment linked to the performance of the Deliverable Shares

In the ordinary course of their businesses, our subsidiaries and/or affiliates may express views on expected movements in the Deliverable Shares, and these views may be communicated to clients of our subsidiaries and/or affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Deliverable Shares may at any time have significantly different views from those of our subsidiaries and/or affiliates. For these reasons, you are encouraged to derive information concerning the Deliverable Shares from multiple sources and should not rely on the views expressed by our subsidiaries and/or affiliates.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. The price at which you could sell the Notes is also expected to be affected by our option to redeem all of the Notes during the period from and including June 20, 2011 to and including the Valuation Date, which would effectively limit any returns a purchaser would otherwise realize in the absence of such provision. This quoted price could be higher or lower than the $1,000 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Deliverable Shares and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, the fact that the $1,000 principal amount per unit included, and secondary market prices are likely to exclude, the underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the price of the Deliverable Shares. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The price of the Deliverable Shares is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the price of the Deliverable Shares. In general, the value of the Notes will decrease as the value of the Deliverable Shares decreases and the value of the Notes will increase as the value of the Deliverable Shares increases. However, you generally should not expect the increase or decrease in the market value of your Notes to be identical to the increase or decrease in the market value of the Deliverable Shares. You should understand that for each $1,000 principal amount per unit of Notes that you own, you will not receive more than $1,000 per unit in cash on the maturity date or Early Redemption Date, as applicable, plus accrued and unpaid interest, unless you decide to earlier exchange your Notes at a favorable price.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in the volatility of the Deliverable Shares are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Deliverable Shares increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease. We anticipate that before the maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the price of the Deliverable Shares. This difference will reflect a “time premium” due to expectations concerning the price of the Deliverable Shares during the period before the maturity date of the Notes. However, as the time remaining to the maturity date decreases, any premium attributed to the trading value of the Notes will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the Deliverable Shares are expected to affect the trading value of the Notes. In general, if the dividend yield of the Deliverable Shares increases, we expect the trading value of the Notes to decrease and, conversely, if the dividend yield of the Deliverable Shares decreases, we expect the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage change, if any, in the price of the Deliverable Shares on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Underlying Company has no obligations relating to the Notes and no diligence has been performed with respect to the Underlying Company

We are not affiliated with the Underlying Company and the Underlying Company has not authorized or approved the Notes and has no financial or legal obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or holders of the Notes into consideration for any reason. The Underlying Company will not receive any of the proceeds of the offering of the Notes and is not responsible for, and has not participated in, the offering of the Notes and is not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Neither ML&Co. nor MLPF&S have conducted any due diligence inquiry with respect to the Underlying Company in connection with the offering of the Notes; and they make no representation as to the completeness or accuracy of publicly available information regarding the Underlying Company or as to the future performance of the Deliverable Shares. Any prospective purchaser of the Notes should undertake such independent investigation of the

Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

As a holder of the Notes, you are not entitled to stockholder’s rights

You will not be entitled to any rights in the Deliverable Shares including, for example, the right to receive dividends or other distributions, voting rights and the right to tender or exchange common stock in any tender or exchange offer by the Underlying Company or any third party.

Purchases and sales of the Deliverable Shares by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Deliverable Shares or futures or options contracts on the Deliverable Shares for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Deliverable Shares and, in turn, the value of the Notes in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the price of the Deliverable Shares. Temporary increases or decreases in the market price of the Deliverable Shares may also occur as a result of the purchasing or selling activities of other market participants. Consequently, the price of the Deliverable Shares may change subsequent to the Pricing Date, affecting the market value of the Notes and therefore the trading value of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for purposes of calculating, among other things, the cash amount or the number of Deliverable Shares deliverable to you upon an exchange. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination of whether a Market Disruption Event, as defined in this pricing supplement, has occurred, or in connection with judgments that it would be required to make with regard to adjustments to the Exchange Ratio. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date or upon exchange, or deliver Deliverable Shares upon exchange, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, abut are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with the Underlying Company including extending loans to, or making equity investments in, those companies or providing advisory services to the Underlying Company, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the Underlying Company, and in addition, one or more affiliates of ML&Co. may publish research reports about the Underlying Company. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the Underlying Company. Any prospective purchaser of the Notes should undertake an independent investigation of the Underlying Company as in its judgment is appropriate to make an informed decision regarding an investment in the Notes.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” below.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture (the “Trustee”). Unless earlier exchanged by you or redeemed by us, the Notes will mature on June 30, 2015. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YR78.

We may redeem the Notes prior to the maturity date at the times described below. You may elect to exchange your Notes for Deliverable Shares in the manner and at the times described below.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Payment on the Maturity Date

On the maturity date (unless earlier exchanged by you or redeemed by us), for each unit of Notes that you own, you will be entitled to receive a cash amount equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest per unit (the “Redemption Amount”).

Early Redemption at the Option of ML&Co.

The Notes may be redeemed by us on any Trading Day during the period from and including June 20, 2011 to and including the Valuation Date (the day on which the early redemption occurs, if any, being the “Early Redemption Date”) by giving at least three Trading Days’ notice to the Trustee. In the event we redeem the Notes prior to the maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest to but excluding the Early Redemption Date.

The “Valuation Date” is the seventh scheduled Trading Day immediately prior to the maturity date of the Notes.

“Trading Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading as determined by the Calculation Agent.

Exchange at the Option of the Holder

You may require us to exchange your Notes by giving written notice (the “Notice of Exchange”) on any Trading Day during the period from but excluding June 30, 2008 to and including the earlier of (i) the Valuation Date and (ii) one Trading Day immediately prior to the Early Redemption Date. Unless the Notice of Exchange will have been given to the Trustee by 3:00 p.m., New York City time on any Trading Day, such Notice of Exchange will be deemed to have been given on the following Trading Day. Any day on which you give proper Notice of Exchange requiring us to exchange your Notes early, or day on which such Notice of Exchange will be deemed to have been given, is referred to as the “Exchange Notice Date”.

Unless otherwise indicated in the Notice of Exchange provided to the Trustee, if you elect to exchange your Notes, for each $1,000 principal amount per unit of Notes that you own, we will deliver to you on the fifth Business Day following the Exchange Notice Date (the “Exchange Date”) a number of Deliverable Shares equal to the Exchange Ratio. You may elect to receive cash in lieu of Deliverable Shares by indicating such election in the

Notice of Exchange. If you elect to receive cash in exchange for your Notes, for each $1,000 principal amount of the Notes that you own, we will pay you on the Exchange Date a cash payment equal to the product of the Exchange Ratio and the Exchange Value. If you elect to exchange your Notes, you will only be entitled to receive interest that is accrued and unpaid for each full Interest Accrual Period prior to the Exchange Notice Date.

Notwithstanding the foregoing, if you have not elected to receive cash in lieu of Deliverable Shares and the Calculation Agent determines that the Deliverable Shares cannot be delivered, whether due to the occurrence of a Market Disruption Event or the Calculation Agent determines that delivery is otherwise impracticable, then we will discharge our obligations in respect of the Notes by payment of a cash settlement based on a valuation of the Deliverable Shares as determined by the Calculation Agent on a commercially reasonable basis.

The “Exchange Ratio” is equal to 37.6359 Deliverable Shares, subject to adjustment, as more fully described below under “—Exchange Ratio Adjustments”. The level of the Deliverable Shares must increase by at least 15% from the Initial Level in order for the value of the Deliverable Shares you receive per unit of Notes on the Exchange Date to be at least equal to the $1,000 principal amount per unit. If you elect to exchange the Notes when the level of the Deliverable Shares is below the Initial Level or has not increased by at least 15%, the value of the Deliverable Shares you receive per unit of Notes on the Exchange Date will be less, and possibly significantly less, than the $1,000 principal amount per unit.

The “Initial Level” is equal to $23.1047 per Deliverable Share, the Closing Market Price of the Deliverable Shares on the Pricing Date.

“Exchange Value” means the Closing Market Price of one share of the Deliverable Shares, as determined on the Exchange Notice Date.

A “Business Day” is any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

“Closing Market Price” means:

If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are listed or admitted to trading on a national securities exchange in the United States registered under the Securities Exchange Act of 1934 (“registered national securities exchange”), are included in the OTC Bulletin Board Service (“OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), or are quoted on a United States quotation medium or inter-dealer quotation system (e.g., the Pink-Sheets), then the Closing Market Price for any date of determination on any Trading Day means for one share of Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes):

•

the last reported sale price, regular way, on that day on the principal registered national securities exchange on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

•

if the last reported sale price is not obtainable on a registered national securities exchange, then the last reported sale price on the over-the-counter market as reported on the OTC Bulletin Board or, if not available on the OTC Bulletin Board, then the last reported sale price on any other United States quotation medium or inter-dealer quotation system on that day (without taking into account any extended or after-hours trading session); or

•

if the last reported sale price is not available for any reason on a registered national securities exchange, on the OTC Bulletin Board, or on any other United States quotation medium or inter-dealer quotation system, including, without limitation, due to the occurrence of a Market Disruption Event, as described below, then the mean of the last reported bid and offer price of the principal trading session on the registered national securities exchange, or if there were no bids and offers on such exchange, then the mean of the last reported bid and offer on the over-the-counter market as reported on the OTC Bulletin Board or, if there were no bids and offers on the OTC Bulletin Board, then the mean of the last reported bid and offer on any other United States quotation medium or inter-dealer quotation system on that day as determined by the Calculation Agent or from as many dealers in that security, but not exceeding three, as have made the bid prices available to the Calculation Agent after 3:00 p.m., local time in the principal market of the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) on that date (without taking into account any extended or after-hours trading session).

If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are not listed on a registered national securities exchange, are not included in the OTC Bulletin Board, or are not quoted on any other United States quotation medium or inter-dealer system, then the Closing Market Price for any date of determination on any Trading Day means for one share of Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) the U.S. dollar equivalent of the last reported sale price (as determined by the Calculation Agent in its sole discretion and reasonable judgment) on that day on a foreign securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that Trading Day as determined by the Calculation Agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that foreign exchange, then the Closing Market Price will mean the U.S. dollar equivalent (as determined by the Calculation Agent in its sole discretion and reasonable judgment) of the average of the last available bid and offer price on that foreign exchange.

If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are not listed on a registered national securities exchange, are not included in the OTC Bulletin Board, are not quoted on any other United States quotation medium or inter-dealer quotation system, are not listed or admitted to trading on any foreign securities exchange, or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the U.S. dollar value (as determined by the Calculation Agent in its sole discretion) of the last available purchase and sale prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the Calculation Agent based on information that is reasonably available to it.

Fractional Shares

We will not distribute fractional Deliverable Shares. If you elect to exchange your Notes, we will aggregate all Deliverable Share amounts due to the registered holder on the Exchange Date, and, if the total number of Deliverable Shares to be delivered is not divisible by a whole number, in lieu of delivering a fractional Deliverable Share, we will pay to the registered holder the cash value of the fractional Deliverable Share based on the Closing Market Price of one share of the Deliverable Shares. While the Notes are held by DTC, the sole registered holder will be DTC. DTC participants may have different policies pertaining to fractional shares. You should consult the DTC participant through which you hold the Notes to ascertain the participant’s specific policy.

Interest

The Notes will bear interest at a rate of 1.00% per annum. Interest will be paid on the Notes on the 30th day of June of each year and on the maturity date (each an “Interest Payment Date”). Interest will accrue on the Notes from and including the 19th day of June of each year (each an “Interest Accrual Date”), beginning June 19, 2008 (in the case of the first Interest Accrual Date), to but excluding the next succeeding Interest Accrual Date (each such period being an “Interest Accrual Period”). No interest will accrue on the Notes from and including June 19, 2015 to the maturity date. In the event we redeem the Notes, interest will accrue from and including the immediately preceding Interest Accrual Date to but excluding the Early Redemption Date. However, if you elect to exchange your Notes, you will only be entitled to receive interest that is accrued and unpaid for each full Interest Accrual Period prior to the Exchange Notice Date.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

Market Disruption Events

“Market Disruption Event” with respect to the Deliverable Shares means either of the following events as determined by the Calculation Agent in its sole discretion:

(A)	a suspension of, absence of, including the absence of an official closing price, or material limitation on, trading of the Deliverable Shares on the primary market for the Deliverable Shares for more than two hours of trading or during the one-half hour period preceding the close of trading, as determined by the Calculation Agent in its sole discretion; or the suspension or material limitation on the primary market for trading in options contracts related to the Deliverable Shares, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

(B)	a determination by the Calculation Agent in its sole discretion that the event described in clause (A) above could materially interfere with the ability of ML&Co., MLPF&S or any of their affiliates to unwind all or a material portion of a potential hedge with respect to the Notes.

For purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant options contracts related to the Deliverable Shares will not constitute a Market Disruption Event;

(3)	limitations pursuant to any rule or regulation enacted or promulgated by the NYSE or The Nasdaq Stock Market or other regulatory organization with jurisdiction over the NYSE or The Nasdaq Stock Market on trading during significant market fluctuations will constitute a suspension or material limitation of trading in the Deliverable Shares;

(4)	a suspension of trading in an options contract on the Deliverable Shares by the primary securities market trading in the options contracts related to the Deliverable Shares, if available, by reason of:

•	a price change exceeding limits set by the securities exchange or market;

•	an imbalance of orders relating to options contracts on the Deliverable Shares; or

•	a disparity in bid and ask quotes relating to options contracts on the Deliverable Shares will constitute a suspension or material limitation of trading in options contracts related to the Deliverable Shares;

(5)	a suspension of, absence of or material limitation on trading on the primary securities market on which options contracts related to the Deliverable Shares are traded will not include any time when that securities market is itself closed for trading under ordinary circumstances; and

(6)	for purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each unit of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the maturity date, the Exchange Date, Early Redemption Date or upon acceleration, as applicable, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest will be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page FEDFUNDS1).

Exchange Ratio Adjustments

Except with respect to Excess Distributions (as defined herein), no adjustments to the Exchange Ratio will be required unless the Exchange Ratio adjustment would require a change of at least 0.1% in the Exchange Ratio then in effect. The Exchange Ratio resulting from any of the adjustments specified in this section will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward. The Calculation Agent will not be required to make any adjustments to the Exchange Ratio after the close of business on the fifth scheduled Business Day immediately prior to the maturity date or the Exchange Date, as applicable.

No adjustments to the Exchange Ratio will be required other than those specified below. However, the Calculation Agent may, in its sole discretion, make additional adjustments to the Exchange Ratio to reflect changes occurring in relation to Deliverable Shares or any other security received in a reorganization event in other circumstances where the Calculation Agent determines that it is appropriate to reflect those changes to ensure an equitable result. The required adjustments specified below do not cover all events that could affect the Closing Market Price or the Deliverable Shares, including, without limitation, a partial tender or exchange offer for the Deliverable Shares.

The Calculation Agent will be solely responsible for the determination and calculation of any adjustments to the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section; and its determinations and calculations will be conclusive absent manifest error.

No adjustments will be made for certain other events, such as offerings of Deliverable Shares by the Underlying Company for cash or in connection with acquisitions or the occurrence of a partial tender or exchange offer for Deliverable Shares by the Underlying Company or any third party.

We will, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Ratio, or if the we are not aware of this occurrence, as soon as practicable after becoming so aware, provide written notice to the Trustee, which will provide notice to the you of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Exchange Ratio.

Stock splits and reverse stock splits

If the Deliverable Shares are subject to a stock split or reverse stock split, then once any split has become effective, the Exchange Ratio relating to the Deliverable Shares will be adjusted to equal the product of the prior Exchange Ratio and the number of shares which a holder of one share of the Deliverable Shares before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock dividends

If the Deliverable Shares are subject to a (i) stock dividend, i.e., issuance of additional shares of the Deliverable Shares, that is given ratably to all holders of shares of the Deliverable Shares, or (ii) distribution of shares of the Deliverable Shares as a result of the triggering of any provision of the corporate charter of the

Underlying Company, then, once the dividend has become effective and the shares are trading ex-dividend, the Exchange Ratio will be adjusted so that the new Exchange Ratio will equal the prior Exchange Ratio plus the product of:

•	the prior Exchange Ratio; and

•

the number of Deliverable Shares which a holder of one Deliverable Share before the date the dividend became effective and the Deliverable Shares traded ex-dividend would have owned or been entitled to receive immediately following that date as a result of such dividend;

provided that no adjustment will be made for a stock dividend for which the number of shares of Deliverable Shares paid or distributed is based on a fixed cash equivalent value, unless such distribution is an Extraordinary Dividend (as defined herein).

Extraordinary Dividends

There will be no adjustments to the Exchange Ratio to reflect any cash dividends or cash distributions paid with respect to the Deliverable Shares other than Extraordinary Dividends and distributions described under the section entitled “—Reorganization Events” below.

An “Extraordinary Dividend” means, with respect to a cash dividend or other distribution with respect to the Deliverable Shares, a dividend or other distribution which exceeds the immediately preceding non-Extraordinary Dividend for the Deliverable Shares (as adjusted for any subsequent corporate event requiring an adjustment as described herein, such as a stock split or reverse stock split) by an amount equal to at least 10% of the Closing Market Price of the Deliverable Shares on the Trading Day preceding the ex-dividend date with respect to the Extraordinary Dividend (the “ex-dividend date”). If an Extraordinary Dividend occurs with respect to the Deliverable Shares, the Initial Exchange Ratio will be adjusted on the ex-dividend date with respect to the Extraordinary Dividend so that the new Initial Exchange Ratio will equal the product of:

•	the prior Exchange Ratio, and

•

a fraction, the numerator of which is the Closing Market Price per share of the Deliverable Shares on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Market Price per Deliverable Share on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.

The “Extraordinary Dividend Amount“ with respect to an Extraordinary Dividend for the Deliverable Shares will equal:

•

in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per Deliverable Share of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for those shares of the Deliverable Shares; or

•	in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per Deliverable Share of that Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination will be conclusive absent a determination of a manifest error. A distribution on the Deliverable Shares described in clause (a), (d) or (e) of the section entitled “—Reorganization Events” below that also constitutes an Extraordinary Dividend will only cause an adjustment pursuant to clause (a), (d) or (e) under the section entitled “Reorganization Events”. A distribution on the Deliverable Shares described in the section entitled “—Issuance of transferable rights or warrants” that also constitutes an Extraordinary Dividend will only cause an adjustment pursuant to that section.

Issuance of transferable rights or warrants

If the Underlying Company issues transferable rights or warrants to all holders of the Deliverable Shares to subscribe for or purchase the Deliverable Shares, including new or existing rights to purchase the Deliverable Shares pursuant to a shareholder’s rights plan or arrangement, then the Exchange Ratio will be adjusted on the Business Day immediately following the issuance of such transferable rights or warrants so that the new Exchange Ratio will equal the prior Exchange Ratio plus the product of:

•	the prior Exchange Ratio, and

•	the number of shares of Deliverable Shares that can be purchased with the cash value of such warrants or rights distributed on a single share of the Deliverable Shares.

The number of shares that can be purchased will be based on the Closing Market Price of the Deliverable Shares on the date the new Exchange Ratio is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a national securities exchange, will be determined by the Calculation Agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Exchange Ratio is determined, provided that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date of the Notes:

(a)	there occurs any reclassification or change of the Deliverable Shares, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

(b)	the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a “Successor Entity”), has been subject to a merger, combination or consolidation and is not the surviving entity;

(c)	any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

(d)	the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

(e)	the Underlying Company issues to all of its shareholders securities of an issuer other than the Underlying Company, including equity securities of subsidiaries or affiliates of the Underlying Company, other than in a transaction described in clauses (b), (c) or (d) above;

(f)	a tender or exchange offer or going-private transaction is consummated for all the outstanding Deliverable Shares of the Underlying Company; or

(g)	there occurs any reclassification or change of the Deliverable Shares that results in a transfer or a irrevocable commitment to transfer all such Deliverable Shares outstanding to another entity or person;

(h)	the Underlying Company or any Successor Entity has been subject to a merger, combination or consolidation and is the surviving entity but results in the outstanding Deliverable Shares (other than Deliverable Shares owned or controlled by the other party to such merger, combination or consolidation) immediately prior to such event collectively representing less than 50% of the outstanding shares immediately following such event; or

(i)	the Underlying Company ceases to file the financial and other information with the Securities and Exchange Commission in accordance with Section 13(a) of the Securities Exchange Act of 1934, as amended (an event in clauses (a) through (i), a “Reorganization Event”), then the method of determining the amount payable on each Note will be adjusted as set forth below.

“Exchange Property” will consist of the securities, cash or any other assets distributed to holders of record of the Deliverable Shares in or as a result of the Reorganization Event, and where the Deliverable Shares continue to be held by the holders of the Deliverable Shares receiving that distribution, the Deliverable Shares. The Exchange Property will either:

A.	be delivered on the maturity date to you in an amount per unit equal to the amount of Exchange Property delivered with respect to the number of Deliverable Shares equal to the Exchange Ratio at the time of the Reorganization Event; or

B.	at the option of the Calculation Agent, be liquidated and the cash proceeds will be paid to you as described below.

If the Exchange Property received in a Reorganization Event:

•

consists only of cash or if the Calculation Agent exercises its option to liquidate the Exchange Property following its distribution, then, the Notes will be redeemed: (i) in the case where the Exchange Property delivered to the holders of record of the Deliverable Shares consists of cash only, on the third Business Day succeeding the day on which that cash is distributed to holders of record of the Deliverable Shares, or (ii) in the case where the Exchange Property is liquidated, on the date specified by us as described below, and you will receive, in lieu of any Deliverable Shares and in full satisfaction of our obligations under the Notes, the product of (a) the amount of cash received with respect to one Deliverable Share and the then current Exchange Ratio or (b) the value of the Exchange Property liquidated with respect to one Deliverable Share and the then current Exchange Ratio, as applicable, plus in either case accrued and unpaid interest to the early redemption date, with no interest accruing on the Notes following the early redemption date. If the Calculation Agent exercises the option to liquidate the Exchange Property, we will give notice to the Trustee as to the election to liquidate the Exchange Property, which notice will specify the method by which the Exchange Property will be sold. The date of early redemption of the Notes will be the fifth Business Day following the last date on which the Exchange Property is sold;

•

consists of more than one type of property and the Calculation Agent has not exercised its option to liquidate the Exchange Property, then you will receive on the maturity date a pro rata share of each such type of Exchange Property; and

•	includes a cash component and the Calculation Agent has not exercised its option to liquidate the Exchange Property, then you will not receive any interest accrued on that cash component.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth herein.

In the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to that Exchange Property (in an amount determined on the basis of the rate of exchange in that tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The Calculation Agent will be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the amount due upon early redemption, including the determination of the cash value of any Exchange Property, if necessary, and its determinations and calculations will be conclusive absent a determination of a manifest error.

If the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Securities Exchange Act of 1934, as amended, and the Calculation Agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, the maturity date of the Notes will be accelerated to the fifth Business Day following the date of that determination and the amount payable to you will be calculated as though the date of early repayment were the maturity date of the Notes. If the Calculation Agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

Alternative Dilution and Reorganization Adjustments

The Calculation Agent may elect at its discretion to not make any of the adjustments to the Exchange Ratio or to the method of determining the amount payable on each Note described above under “Exchange Ratio Adjustments” and “Reorganization Events”, but may instead make adjustments in its discretion to the Exchange Ratio or the method of determining the amount payable on each Note that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on option contracts on the Deliverable Shares or any successor common stock. We will provide notice of any such election to the Trustee not more than two Business Days following the date that the Options Clearing Corporation publishes notice of its adjustments relating to the Deliverable Shares and will detail in such notice the actual adjustment made to the Exchange Ratio or to the method of determining the amount payable on each Note.

THE DELIVERABLE SHARES

We have derived the following information from publicly available documents published by the Underlying Company. We make no representation or warranty as to the accuracy or completeness of the following information. The Underlying Company (and its subsidiaries) is a Fortune 50 company and the world’s second largest home improvement retailer, with specific emphasis on retail do-it-yourself customers, do-it-for-me customers who utilize its installation services and commercial business customers. The Underlying Company offers products and services for home decorating, maintenance, repair, remodeling and property maintenance. Because the Deliverable Shares are registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC’s facilities or through the SEC’s web site by reference to SEC file number 001-07898. See “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Deliverable Shares is not a recommendation to buy or sell the Deliverable Shares. Neither we nor any of our affiliates make any representation to you as to the performance of the Deliverable Shares.

The Deliverable Shares trade on The New York Stock Exchange under the symbol “LOW”.

Historical Data

The following table sets forth the daily high and low closing prices for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the closing price for the Deliverable Shares was $23.1047 per share. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of the Deliverable Shares should not be taken as an indication of future performance, and we cannot assure you that the price of the Deliverable Shares will not decrease. In addition, we cannot assure you that the price of the Deliverable Shares will increase in the future.

	High	Low
2003
First Quarter	21.34	16.69
Second Quarter	23.22	19.10
Third Quarter	27.95	20.91
Fourth Quarter	30.21	26.00
2004
First Quarter	29.33	25.38
Second Quarter	28.15	24.05
Third Quarter	27.50	22.95
Fourth Quarter	30.27	26.95
2005
First Quarter	29.99	27.54
Second Quarter	30.00	25.36
Third Quarter	34.48	28.50
Fourth Quarter	34.85	28.92
2006
First Quarter	34.83	30.58
Second Quarter	33.48	29.50
Third Quarter	31.15	26.15
Fourth Quarter	31.98	27.85
2007
First Quarter	35.74	29.87
Second Quarter	33.19	30.35
Third Quarter	32.53	25.98
Fourth Quarter	31.72	21.01
2008
First Quarter	26.87	19.94
Second Quarter (through the Pricing Date)	27.18	22.70

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, entities that are classified as partnerships, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

Tax Characterization

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of the stated interest payments on the Notes (other than the final stated interest payment) and a payment on the maturity date (taking into account a hypothetical exchange of the Notes immediately prior to the maturity date) of either cash or Deliverable Shares having a fair market value equal to $1,494.17 per Unit of the Notes (the “Projected Redemption Amount”). This represents an estimated yield on the Notes equal to 5.821% per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each one-year period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000), increased by the interest previously accrued on the Note, and decreased by the amount of any stated interest payments previously made on the Note. As a result of the foregoing rules, a U.S. Holder will not be required to separately include in income the stated interest payments received on a Note.

As described above, ML&Co.’s determination of the estimated yield and the schedule of projected payments for the Notes includes an estimate for a payment on the maturity date taking into account a hypothetical exchange of the Notes for either cash or Deliverable Shares having a fair market value equal to $1,494.17 per Unit of Notes as a contingent payment with respect to the Notes. Accordingly, ML&Co. intends to treat the receipt of a payment of Deliverable Shares by a U.S. Holder upon exercise of the exchange option as a contingent payment under the CPDI regulations. As described below, U.S. Holders are generally bound by ML&Co.’s determination of the estimated yield and the schedule of projected payments. Based upon the foregoing, on the maturity date, in the event that the actual payment (whether payable in cash or Deliverable Shares) on the maturity date (the “Actual Redemption Amount”) exceeds the Projected Redemption Amount, a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $1,494.17 per Unit of Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $1,494.17 per Unit of Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,494.17 per Unit of Notes) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Notes for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e., $1,494.17 per Unit of Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be treated as an ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions, to the extent of interest previously included in income and thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

A U.S. Holder’s initial tax basis in any Deliverable Shares received by the U.S. Holder upon an exchange of the Notes will equal the fair market value of such Deliverable Shares on the date such U.S. Holder receives such Deliverable Shares. In addition, a U.S. Holder’s holding period for any Deliverable Shares received by the U.S. Holder upon an exchange of the Notes will begin on the day immediately following the day on which the U.S. Holder received such Deliverable Shares.

Upon the sale, exchange or redemption of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or redemption (including the fair market value of any Deliverable Shares received by the U.S. Holder) and the U.S. Holder’s adjusted tax basis in the Note as of the date of such sale, exchange or redemption. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note, increased by any interest previously included in income with respect to the Note by the U.S. Holder and reduced by any stated interest payments received on the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule (as determined by ML&Co.) in calculating such U.S. Holder’s interest accruals, and the adjustments thereto described above, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or projected payment schedule must also establish that our comparable yield or projected payment schedule is unreasonable.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount of cash or the fair market value of Deliverable Shares payable on the Notes will be, or that the actual amounts payable on the Notes will even exceed the sum of the stated interest payments and $1,000 per Unit of the Notes.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each Unit of Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 5.821% per annum, compounded semi-annually) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Unit of Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per $1,000 principal amount of Notes)
June 30, 2008 through December 30, 2008	$29.11	$29.11

December 31, 2008 through June 30, 2009	$29.95	$59.06
July 1, 2009 through December 30, 2009	$30.82	$89.88
December 31, 2009 through June 30, 2010	$31.72	$121.60
July 1, 2010 through December 30, 2010	$32.64	$154.24
December 31, 2010 through June 30, 2011	$33.59	$187.83
July 1, 2011 through December 30, 2011	$34.56	$222.39
December 31, 2011 through June 30, 2012	$35.57	$257.96
July 1, 2012 through December 30, 2012	$36.60	$294.56
December 31, 2012 through June 30, 2013	$37.67	$332.23
July 1, 2013 through December 30, 2013	$38.76	$370.99
December 31, 2013 through June 30, 2014	$39.89	$410.88
July 1, 2014 through December 30, 2014	$41.05	$451.93
December 31, 2014 through June 30, 2015	$42.24	$494.17

Projected Redemption Amount = $1,494.17 per Unit of Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for

a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-4
Calculation Agent	PS-6
Closing Market Price	PS-14
Deliverable Shares	PS-1
Early Redemption Date	PS-13
Exchange Date	PS-4
Exchange Notice Date	PS-4
Exchange Ratio	PS-4
Exchange Value	PS-4
Initial Level	PS-4
Interest Accrual Date	PS-4
Interest Payment Date	PS-4
Market Disruption Event	PS-16
Notes	PS-1
Notice of Exchange	PS-3
Pricing Date	PS-4
Trading Day	PS-3
Underlying Company	PS-1
Valuation Date	PS-3

60,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

1.00% Merrill Lynch Note Linked to the Performance of Lowe’s Companies, Inc. common stock due June 30, 2015

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

June 25, 2008